FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July 2004


                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                1A Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F         X                Form 40-F
                             ---                              -----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                       No       X
                            -----                      ---


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                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

Forward-Looking Statements

This  Report  on  Form  6-K  contains  forward-looking   statements,   including
projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including our ability to raise additional funding in the Third Quarter of 2004 to meet the minimum shareholders' equity requirement for continued listing on The Nasdaq SmallCap Market; a likely delisting by The Nasdaq SmallCap Market if we fail to maintain all listing requirements, including those requirements set forth in our Form 6-K report filed with the SEC on July 12, 2004; possible changes in business conditions and growth or deterioration in our market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.


Second Quarter 2004 Results

Attached hereto and incorporated by reference herein is our press release announcing the results of Q2 for 2004.


Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             COMMTOUCH SOFTWARE LTD.

                                                     (Registrant)


Date: July 29, 2004                    By        /s/ DEVYANI PATEL
                                           -------------------------------------
                                                     Devyani Patel
                                                      VP Finance


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                                  Exhibit Index

Exhibit Number                  Description of Exhibit
--------------                  ----------------------

99                              Press release of July 29, 2004